Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14-6 under the Securities Exchange Act of 1934, as amended

Filing Person: W. P. Carey Inc.

Subject Company: Corporate Property Associates 15 Incorporated

Commission File No.: 000-50249

Registration File No.: 333-180328

W. P. Carey Provides Update on its Proposed REIT Conversion

and Merger with Corporate Property Associates 15

New York, NY – August 3, 2012 – Investment firm W. P. Carey & Co. LLC (NYSE: WPC) reported today that on July 30, 2012 the Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form S-4 related to its proposed conversion to a real estate investment trust (“REIT”) and merger with its publicly held, non-traded REIT affiliate, Corporate Property Associates 15 Incorporated (“CPA®:15”).

Additionally, as previously disclosed, on July 23, 2012 the Company entered into a Voting Agreement with the Estate of William Polk Carey and W. P. Carey & Co., Inc., a wholly-owned corporation of the Estate (collectively, the “Shareholders”), pursuant to which the Shareholders have agreed to vote their shares in favor of the approval of the REIT conversion and merger with CPA®:15. The Company also entered into a Share Purchase Agreement with the Shareholders, previously disclosed by W. P. Carey on July 23, 2012, pursuant to which the Company has agreed to purchase up to an aggregate amount of $85,000,000 of the Shareholders’ listed shares of W. P. Carey in order to assist the Estate with anticipated near-term expenses, including estate taxes and other costs. Pursuant to that agreement, W. P. Carey received a notice from the Shareholders indicating their intention to exercise their sale option for $25,000,000 worth of W. P. Carey listed shares. Accordingly, on August 2, 2012, W. P. Carey repurchased 561,418 W. P. Carey listed shares from the Shareholders. Following this repurchase, the W. P. Carey listed shares beneficially owned by the Shareholders represent in the aggregate approximately 27.91% of the outstanding W. P. Carey listed shares.

Subsequent to the completion of the transactions, the new REIT, to be named W. P. Carey Inc., will continue to trade on the New York Stock Exchange under the symbol WPC (NYSE: WPC). Under the terms of the proposed merger, CPA®:15 stockholders will receive $1.25 in cash and 0.2326 of a share of W. P. Carey Inc. common stock for each CPA®:15 share held.

The conversion to a REIT is subject to the approval of W. P. Carey shareholders and the merger with CPA®:15 is subject to approval of both the shareholders of W. P. Carey and the stockholders of CPA®:15. The special meetings for each company are expected to take place on September 13, 2012. Completion of the transactions is also subject to the satisfaction of customary closing conditions. The transactions are currently expected to close in the third quarter of 2012, although there can be no assurance of such timing.

Following the transactions, W. P. Carey Inc. is expected to have a total market capitalization of $5 billion and a portfolio of approximately 40 million square feet of corporate real estate leased to 135 companies around the world. W. P. Carey Inc. will continue to manage the Corporate Property Associates (CPA®) series of publicly held, non-traded REITs.

As previously announced, it is currently anticipated that following the closing of the transactions W. P. Carey Inc. will increase its annual dividend to $2.60 per share based upon current estimates of its annual REIT taxable income and its intention to qualify as a REIT.

BofA Merrill Lynch is acting as financial advisor to W. P. Carey and DLA Piper LLP (US) is acting as the legal advisor to W. P. Carey. Deutsche Bank is acting as financial advisor to CPA®:15 and Clifford Chance US LLP is acting as legal advisor to CPA®:15.

This press release is not an offer to sell or a solicitation of an offer to buy the securities subject to the REIT Conversion and the Merger or the shares of common stock of W. P. Carey Inc. that will be issued in connection with these transactions. Such securities will be offered and sold only pursuant to the registration statement filed by W. P. Carey Inc. and other filings made by the parties with the Securities and Exchange Commission.

This press release contains forward-looking statements within the meaning of the Federal securities laws. A number of factors could cause the Company’s actual results, performance or achievement to differ materially from those anticipated. Among those risks, trends and uncertainties are the risks associated with the REIT conversion and the merger, general economic climate; the supply of and demand for office and industrial properties; interest rate levels; the availability of financing; and other risks associated with the acquisition and ownership of properties, including risks that the tenants will not pay rent, or that costs may be greater than anticipated. For further information on factors that could impact the Company, reference is made to the Company’s filings with the Securities and Exchange Commission.

Additional Information About The Proposed Merger

CPA®:15 stockholders are urged to read the Joint Proxy Statement/Prospectus and other materials which were filed by CPA®:15 with the SEC. These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:15’s website (www.cpa15.com). CPA®:15 and certain of its executive officers and members of management may be deemed to be participants in the solicitation of stockholders in connection with the proposed merger. Information regarding CPA®:15’s executive officers and directors is available in its annual report on Form 10-K filed with the SEC by CPA®:15 on March 5, 2012. Investors may also obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the proposed merger, by reading the Joint Proxy Statement/Prospectus filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.